St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

03037314

October 31, 2003

SUPPL

03 NOV 12 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #140 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

dlw 11/14

St.Jude
RESOURCES LTD.

#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

NEWS RELEASE

ST. JUDE STARTS DRILLING IN GHANA AND BURKINA FASO

Vancouver, October 31, 2003 - St. Jude Resources Ltd. (SJD - TSX.V) announces that a drill program is commencing immediately on its Hwini-Butre and Benso properties in Ghana West Africa. This drill program will focus on the southern deposits where three high grade ore bodies have already been delineated. They are **Adoikrom** ***(14 meters of 49.98 g/t Au),*** **Father Brown** ***(14 meters of 37.57 g/t Au)***, and **Dabokrom** ***(15 meters of 6.2 g/t Au)***. The independent geological consulting firm of Watts Griffis McOuat has established an initial resource of 936,000 ounces (562,000 oz. averaging 4.11 g/t Au indicated and 374,000 oz. averaging 2.75 g/t Au inferred). The purpose of the Hwini-Butre drilling is to move this project into he pre-feasibility stage of development.

During the current program, drilling will also be continuing at the company's Benso project where drill results over the past two years have confirmed the presence of several significant high grade zones of mineralization. So far, the following zones have been identified: **Subriso East** ***(9 meters of 15.96 g/t Au),*** **Subriso West** ***(29 meters of 9.42 g/t Au)***, **Subriso Central** ***(12 meters of 78.71 g/t Au)***, **G-Zone** ***(20 meters of 27.35 g/t Au)*** and **I-Zone** ***(14 meters of 5.45 g/t Au)***. At Benso, the drilling will be aimed at enabling the company to finalize and deliver an initial resource estimate in the first quarter of next year.

Based on the proximity and similarity of these two high grade projects (Hwini-Butre and Benso), our pre-feasibility work will investigate the possibility of producing both of these properties from one central processing facility. Preliminary scoping work on these projects suggest that both of these properties will be low cost, open pit operations. It is important to note that almost all the drilling reported to date is no deeper than 125 meters from surface. Several of the key deposits referred to above remain open at depth and offer interesting underground potential. Preliminary metallurgical testing on both projects indicate that the ore will leach well and is non-refractory.

Drilling is also commencing this week on the company's Burkina Faso projects. This program will begin at the company's Goulagou concession and will advance into the Rounga concession as well. These properties have been the subject of extensive exploration and drilling, which was carried out between 1996 and 2001 by Channel Resources Ltd. ("CRL") and Placer Dome. CRL completed 22,869 meters of drilling and a total of 421 drill holes. Data collected from CRL indicates that at the Goulagou and Rounga prospects, an initial resource estimate of over 775,000 ounces was established and prepared according to the guidelines provided by the Canadian Mining Standards Task Force. These calculations have not been independently confirmed by St. Jude, nor have we completed sufficient exploration to verify all of these results. However, St. Jude has reviewed the CRL data and we have been working on the Goulagou concession for the past 11 months, where all of our exploration results correlate well with CRL data. St. Jude therefore has concluded that the CRL work was carried out in a professional and diligent manner.

The company is pleased to announce the appointment of Mr. W. Ken Midan to the Board of Directors. Mr. Midan will be responsible for overseeing the development our projects in Ghana and Burkina Faso through to the feasibility phase. Mr. Midan is a senior mining engineer, with over 30 years domestic and international experience in both open pit and underground mine engineering, operations and project development. Mr. Midan worked with the engineering firm of Fluor Daniel Wright Ltd. for a number of years where he was the Manager of the Vancouver Mining Engineering Group. His mining experience ranges from preliminary evaluations to complete feasibility studies in mine designs and construction through to the production phase for large open pit and underground mines, world wide.

The company is also pleased to announce the appointment of Ms. Kamal Nagra to the position of Chief Financial Officer. Ms. Nagra is a Certified General Accountant with 12 years experience in all facets of accounting in the mining industry.

The company also announces that it has issued an additional 1,850,000 Director and Employee incentive stock options, subject to all regulatory approvals. These options are being issued at a non-discounted exercise price of $1.80 per share, with an expiry date of October 30, 2008.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. The company now has four advanced-stage projects in one of the richest and most productive gold bearing regions in the world. With an expanding gold resource, new potential discoveries and acquisitions, and several advanced stage exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com

